UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENERNOC, INC.

(Name of Subject Company)

ENERNOC, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292764107

(CUSIP Number of Class of Securities)

Timothy Healy

Chief Executive Officer

One Marina Park Drive, Suite 400

Boston, Massachusetts 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega, Esq.

Barbara L. Borden, Esq.

Cooley LLP

500 Boylston Street

14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by EnerNOC, Inc., a Delaware corporation (“EnerNOC”), with the Securities and Exchange Commission (the “SEC”) on July 10, 2017, as amended on July 19, 2017 and July 25, 2017, relating to the tender offer by Pine Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of EnerNOC’s Common Stock (the “Shares”) at a purchase price of $7.67 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The offering period of the Offer expired at one minute after 11:59 p.m., Eastern time, at the end of the day on August 4, 2017. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of one minute after 11:59 p.m., Eastern time, at the end of the day on August 4, 2017, an aggregate of 22,207,831 Shares had been validly tendered and not validly withdrawn during the offering period, representing approximately 70.8% of EnerNOC’s outstanding shares of common stock as of such time, which Shares are sufficient to have satisfied the Minimum Condition and to enable the Merger to occur under Delaware law without a vote of EnerNOC’s stockholders. Additionally, the Depositary advised Parent and Purchaser that Notices of Guaranteed Delivery had been delivered with respect to an additional 239,928 Shares, representing approximately 0.8% of the outstanding Shares as of such time. Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the offering period, and Parent expects to promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that the Merger was consummated on August 7, 2017, without a vote of the stockholders of EnerNOC, pursuant to Section 251(h) of the DGCL. In the Merger, each Share not tendered and accepted for payment in the Offer (other than Shares held by Parent, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) was converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, EnerNOC became a direct wholly owned subsidiary of Parent and EnerNOC’s common stock ceased to be traded on the NASDAQ Global Select Market.

On August 7, 2017, Parent issued a press release announcing the successful completion of the Offer, the acceptance of Shares tendered during the offering period, the results of the Offer and the successful completion of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on August 7, 2017 and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit Number	Description

(a)(5)(G)	Press Release issued by Enel Green Power North America, Inc. on August 7, 2017 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERNOC, INC.

By:	/s/ William Sorenson
Name:	William Sorenson
Title:	Chief Financial Officer

Dated: August 7, 2017